UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, potential acquisition opportunities, or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our planned IT solutions business;

●	our ability to identify sufficient client opportunities and sell our planned IT solutions;

●	our ability to procure hardware and develop our planned IT solutions at the estimated cost;

●	developments relating to our competitors and our industry;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and

●	other risks and uncertainties.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this report on Form 6-K and the documents that we reference in this report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this report on Form 6-K represent our views as of the date of this report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

Closing of a Private Placement Transaction

As previously disclosed in the Form 6-K filed on September 6, 2024, Top KingWin Ltd. (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with 25 investors (the “Purchasers”), pursuant to which the Company agreed to sell up to $38,000,000 of class A ordinary shares, par value $0.0001 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.23 (the “Offering”). Upon satisfying all closing conditions, the Offering was consummated on September 10, 2024. The Company issued a total of 165,217,391 restricted Class A Ordinary Shares to the Purchasers. Upon closing of the Offering and as of the date of this report, there are 179,180,431 Class A Ordinary Shares issued and outstanding and 3,786,960 class B ordinary shares, par value $0.0001 each, issued and outstanding. The form of the SPA was filed as Exhibit 99.1 to the Current Report on Form 6-K filed on September 6, 2024.

The gross aggregate proceeds to the Company from this Offering are approximately $38,000,000, before deducting any fees or expenses. The Company plans to use the proceeds from this Offering to launch its AI powered IT solution business. The Company, through its subsidiary in China, plan to purchase servers and chips, leveraging its supply chain advantages, customize such hardware by installing AI-powered system and software solutions, and ultimately offer such integrated solutions to clients in the intelligent manufacturing, urban construction, and healthcare industries. The foregoing represents our current intention based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd.

Date: September 10, 2024	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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